July 28, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K /for the Year Ended December 31, 2009 Definitive Proxy Statement filed April 5, 2010 File No. 001-11238
Dear Mr. Rosenberg:
We are in receipt of your letter dated June 30, 2010 to the Company and provide the following responses:
Form 10-K for the Fiscal Year Ended December 31, 2009
Question:
Loss Reserve Tables, pages 13-17
1.
Please revise your disclosure to separately quantify each significant factor that contributed to the change in prior year reserves of $20 million. For example, quantify how much of the change related to the Ocean Marine line in the 2004 to 2006 accident years and the offsetting amount that related to the 2007 accident year.

Answer:
Supplementally, we advise the Staff that the approximately $20.0 million decrease in 2009 in estimated losses and loss adjustment expenses for claims occurring in prior years occurred in each of the Company’s major segment of business. The ocean marine line of business recorded favorable development of $7.3 million, of which $9.9 million occurred in the 2004 to 2006 accident years largely as a result of lower than expected reported loss and paid loss trends. This was partially offset by adverse development in the 2007 accident year of $1.5 million largely due to the emergence of a large shock loss pertaining to marine liability. The other liability line of business reported all in favorable development of $8.7 million largely attributable to the 2005 to 2007 accident years. The favorable development was partly due to the following: $3.2 million in revisions to loss estimates on contractor’s business, $2.6 million of favorable reporting trends in the excess workers’ compensation class in the 2007 accident year and $2.6 million in the professional liability class in the 2006 and 2007 accident years. The favorable development in the other liability line was partially offset by shock losses occurring in the professional liability class which contributed $1.8 million of adverse development in the 2008 accident year. The aviation class reported $2.0 million in favorable loss development relating to accident years prior to 2002 largely due to recoveries. The inland marine/fire line reported favorable development of $1.9 million primarily occurring in the 2006 to 2008 accident years and largely attributable to $1.4 million in the fire class and $0.5 million in the surety class.
Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.
Question:
(2) Investments, page F-15
2.	Refer to the investments listed on page F-19 and please address the following:
•	Tell us why you believe the equity method is appropriate for investments in less than 3% owned entities.

•	Tell us why you have included equity method income within investment income instead of as a separate line item on the Statements of Operations pursuant to Rule 5-03(b)(12) of Regulation S-X.

•	Tell us why you have not consolidated your 60% investment in Mariner Silvermine.
Answer:
•
Supplementally, we advise the Staff that the Company has an accounting policy that uses the equity method of accounting for its investments in limited partnerships. The literature to support this position is found in paragraph 8 of AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Joint Ventures” (SOP 78-9) (ASC 323 30 60). As per EITF D-46 (ASC 323 30 55S), investments in all limited partnerships should be accounted for pursuant to paragraph 8 of ASC 323 30 60, which clearly states that the “use of the equity method of accounting for investments in general partnerships is generally appropriate for accounting by limited partners for their investments in limited partnerships.” Under ASC 323 30 60, the equity method of accounting is appropriate unless the ownership interest is so minor (generally less than 3 to 5 percent) that the investor may have virtually no influence and therefore the cost method may be appropriate. ASC 323 30 60 was supported by FSP SOP 78-9-1 (ASC 970 810 25), and provides for the interaction between ASC 323 30 60 and EITF Issue No. 04-05 (ASC 810 20 25). Taken together they indicate that a non-controlling investor should account for its investment by the equity method. While ASC 323 30 60 indicates that the cost method of accounting may be appropriate in cases where the limited partner has virtually no influence over the partnership operating and financial policies, our Company has decided not to use the cost method. Instead, the Company uses the equity method of accounting as the acceptable method of accounting for all of its investments in limited partnerships. Additionally, it is not uncommon for our percentage interest to rise above or fall below 3% of the limited partnership equity due to various commitments or redemptions made by other limited partners. Under such circumstances, the use of the equity method would serve as an appropriate accounting guideline to avoid the use of varying accounting principles between periods for the same limited partnership investment.

•
Supplementally, we advise the Staff that the Company has an accounting policy that includes equity method income from its investment in limited partnerships and similar entities within investment income instead of as a separate line item on the Statements of Operations. Disclosure of the various components of investment income, including equity method income from limited partnerships and similar entities, is provided within note 2 of the financial statements. This disclosure is consistent with APB 18, “The Equity Method of Accounting for Investments in Common Stocks,” paragraph 20(d) which states the following: “When investments in common stock, joint ventures or other investments accounted for under the equity method are, in the aggregate, material in relation to the financial statements, it may be necessary to disclose summarized information as to assets, liabilities, and results of operations of investees to be presented in the notes or separate statements, either individually or in groups, as is appropriate.” Rule 5-03(b)(12) of Regulation S-X addresses the disclosure of dividends received associated with the equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. The Company believes the disclosure is not applicable since it rarely receives dividends from such investments. Instead, the Company records its equity income, or its ownership percentage of its investment in the equity of the limited partnerships, within investment income.

•
Supplementally, we advise the Staff that we have not consolidated our 60% investment in Mariner Silvermine because the general partner holds all voting interests, and the limited partners do not have the ability to dissolve the partnership or otherwise have substantive participating rights, including “kick out” rights. The Company considered the provisions of EITF Issue No. 04-5, “Determining Whether a General Partner as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,”

(ASC 810 20 25) to analyze whether the general partner would be deemed to control the partnership. ASC 810 20 25 addresses the issue of whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. ASC 810 20 25 states that, “the general partners in a limited partnership are presumed to control the limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances. The presumption of control would be overcome if the limited partners have either (a) substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, then the general partner(s) do not control the limited partnership.” For example, the Company does not participate in the selecting, terminating and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures nor in establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business. Lastly, the Company believes it is appropriate to account for its investment in Silvermine using the equity method of accounting as per AICPA ASC 323 30 60 and ASC 970 810 25.

Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.
Definitive Proxy Statement filed April 5, 2010
Question:
2009 Base Compensation, page 14
3.
Please provide proposed disclosure to explain the reason or reasons for increasing the cash component of Mr. Kallop’s salary from $450,000 to $525,000 and Mr. McAndrew’s salary from $224,500 to $325,000.

Answer:
Supplementally, we advise the Staff that the Company’s Human Resources Committee increased Mr. Kallop’s base compensation from $450,000 in 2008 to $525,000 in 2009, because of his maturation and performance as the Company’s President and Chief Executive Officer. Mr. Kallop’s base compensation was last reviewed in 2007, and had then been purposefully set at the lower end of the salary range the Human Resources Committee considered appropriate for this position, because at that time Mr. Kallop continued to be mentored by the Company’s former president and chief executive officer. The Human Resources Committee believed that Mr. Kallop, now having been President and Chief Executive Officer for three years, and his need for, and reliance upon, the Company’s former president and chief executive officer as a mentor having decreased over the years, should be recognized for his growth and performance in the position.

Mr. McAndrew’s increase in salary from $224,500 to $325,000 was in recognition of his promotion from Senior Vice President, Underwriting, to Executive Vice President and Chief Underwriting Officer, Marine and Energy, and his assumption of the increased responsibilities attendant with that position.
Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.
Question:
2009 annual Incentive Plan, page 15
4.
We note that the Compensation Committee established certain performance measures at the beginning of 2009 for each of the named executive officers besides Mr. Kallop, which included earnings per share; book value per share growth; gross written premiums; loss and expense ratios; and operational milestones. Please provide proposed disclosure that discusses, with particularity, all of the performance measures considered, specifying as applicable the quantifiable goals set for each of the named executive officers other than the Chief Executive Officer. In addition, please disclose the extent of the achievement of those goals, and the relationship of such achievement to the bonus amounts ultimately awarded.

Answer:
Supplementally, we advise the Staff that bonuses under the Company’s Annual Incentive Plan for the Company’s Named Executive Officers who are not responsible for premium production, Messrs. Iacopelli and Hart, are targeted at fifty percent of their respective base salaries. Under the executive bonus plan approved by the Human Resources Committee, the actual bonuses paid may, however, range from zero percent to one hundred percent of base salary based upon the evaluation of the Named Executive Officer’s performance.
The bonus structure for Messrs. Iacopelli and Hart is materially similar to that of Mr. Kallop. Bonuses for Messrs. Iacopelli and Hart were determined using the same balanced scorecard used by the Human Resources Committee to evaluate the Company’s President and Chief Executive Officer, coupled with the President and Chief Executive Officer’s subjective evaluation of the Named Executive Officer’s individual contributions to the achievement of the Company’s action plans and the Named Executive Officer’s performance in handling the various responsibilities of his executive position. A significant portion of these bonuses, eighty percent for Mr. Iacopelli and seventy percent for Mr. Hart, are based on the financial performance of the Company as measured by the balanced scorecard. In 2009 the components of the Company’s balanced scorecard and the evaluation by the Human Resources Committee of each such element is set forth below.

	Target	Evaluation
Earnings per share	20.0%	40.00%
Book value per share	12.5%	25.00%
Gross written premium	12.5%	11.25%
Loss ratio	12.5%	25.00%
Expense ratio	12.5%	0%

		101.25%
In his subjective evaluation of Messrs. Iacopelli’s and Hart’s performances in respect of the Company’s action plans and their other assigned executive responsibilities, the President and Chief Executive Officer determined that Mr. Iacopelli had an excellent year and that Mr. Hart had an exceptional year, particularly in light of the performance of the Company’s insurance operations unit for which he is responsible in addition to his duties as the Company’s general counsel. The table below shows the relevant balanced scorecard targets for Messrs. Iacopelli and Hart, as well as the President and Chief Executive Officer’s subjective evaluation of their contributions to the achievement of the Company’s action plans, together with the total bonus percentage for each of these Named Executive Officers.

	Thomas J. Iacopelli		Paul J. Hart
	Target	Evaluation	Target	Evaluation
Financial Results from Balanced Scorecard	80%	101.25%	70%	101.25%
Action Plans	20%	18.75%	30%	33.75%
Total	100%	120%	100%	135%
The President and Chief Executive Officer then applied these percentages, one hundred twenty percent for Mr. Iacopelli and one hundred thirty-five percent for Mr. Hart, to their respective target bonuses to arrive at a preliminary bonus number, which he rounded to reach the final bonus amount.
In keeping with our philosophy of avoiding excessive short term incentives in a long term (long-tail) business, our Named Executive Officers responsible for premium production, Messrs. Yanoff and McAndrew, are compensated in a manner that is materially similar to other Named Executive Officers, but are usually less dependent on subjective evaluations of their contributions to the achievement of the Company’s action plans than our non-line Named Executive Officers and are generally awarded bonuses based upon the Company’s financial results as determined by the Human Resources Committee using the balanced scorecard. Accordingly, given the Company’s overall performance in 2009, each of them was awarded a bonus at full eligibility: Mr. Yanoff at fifty percent of base salary; and, Mr. McAndrew at approximately thirty percent of base salary.

Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.
Question:
5.	Please disclose the size of the bonus pool for senior officers in 2009 and the Compensation Committee’s basis in determining this amount.
Answer:
Supplementally, we advise the Staff that the size of the bonus pool for senior officers, other than the President and Chief Executive Officer was $775,000, a sum which was fixed by the Company’s Human Resources Committee after conferring with the Company’s President and Chief Executive Officer about his recommendation for a bonus pool that would be sufficient to reward the Company’s senior executive officers for their contributions to the Company’s exceptional performance in 2009.
Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.
Question:
2009 Long-Term Incentives, page 16
6.	Please disclose the targeted increase in the value of your company’s common stock required for Mr. Kallop to earn Performance Units in 2009.
Answer:
Supplementally, we advise the Staff that in order for Mr. Kallop to have earned any Performance Units in 2009 the market value of the Company’s common stock would have had to have been equal to or greater than $22 per share for at least twenty (20) consecutive trading days at any time during the year.
Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above.

The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2009 are adequate. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer